UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2009.
Commission File Number: 001-31221
Total number of pages: 13

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Report filed on February 4, 2009 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: February 4, 2009	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
DECEMBER 31, 2008 and MARCH 31, 2008

	Millions of yen
	December 31, 2008	March 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	¥501,131	¥646,905
Short-term investments	28,163	52,208
Accounts receivable	988,364	686,673
Allowance for doubtful accounts	(13,633)	(15,037)
Inventories	167,625	146,584
Deferred tax assets	84,559	108,037
Prepaid expenses and other current assets	179,568	142,410

Total current assets	1,935,777	1,767,780

Property, plant and equipment:
Wireless telecommunications equipment	5,384,226	5,346,486
Buildings and structures	807,713	797,904
Tools, furniture and fixtures	529,000	536,718
Land	199,141	198,958
Construction in progress	116,336	128,042
Accumulated depreciation and amortization	(4,302,350)	(4,173,501)

Total property, plant and equipment, net	2,734,066	2,834,607

Non-current investments and other assets:
Investments in affiliates	364,543	349,488
Marketable securities and other investments	150,459	187,361
Intangible assets, net	551,044	555,259
Goodwill	157,176	158,889
Other assets	283,355	234,047
Deferred tax assets	205,201	123,403

Total non-current investments and other assets	1,711,778	1,608,447

Total assets	¥6,381,621	¥6,210,834

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥15,000	¥75,662
Short-term borrowings	61,898	1,712
Accounts payable, trade	613,221	717,453
Accrued payroll	40,187	53,538
Accrued interest	1,241	710
Accrued income taxes	172,295	203,645
Other current liabilities	175,379	181,595

Total current liabilities	1,079,221	1,234,315

Long-term liabilities:
Long-term debt (exclusive of current portion)	564,895	401,090
Liability for employees’ retirement benefits	123,733	116,888
Other long-term liabilities	237,177	180,757

Total long-term liabilities	925,805	698,735

Total liabilities	2,005,026	1,933,050

Minority interests	1,541	1,288

Shareholders’ equity:
Common stock	949,680	949,680
Additional paid-in capital	948,571	948,571
Retained earnings	3,027,680	2,793,814
Accumulated other comprehensive income (loss)	(33,052)	410
Treasury stock, at cost	(517,825)	(415,979)

Total shareholders’ equity	4,375,054	4,276,496

Commitments and contingencies

Total liabilities, minority interests and shareholders’ equity	¥6,381,621	¥6,210,834

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
AND COMPREHENSIVE INCOME (UNAUDITED)
NINE MONTHS ENDED DECEMBER 31, 2008

Millions of yen
Nine months ended
December 31, 2008
Operating revenues:
Wireless services	¥2,911,115
Equipment sales	467,645
Total operating revenues	3,378,760

Operating expenses:
Cost of services (exclusive of items shown separately below)	633,082
Cost of equipment sold (exclusive of items shown separately below)	621,201
Depreciation and amortization	582,300
Selling, general and administrative	795,392
Total operating expenses	2,631,975

Operating income	746,785

Other income (expense):
Interest expense	(3,566)
Interest income	1,673
Other, net	(35,499)
Total other income (expense)	(37,392)

Income before income taxes, equity in net income of affiliates and minority interests	709,393

Income taxes:
Current	324,721
Deferred	(45,305)
Total income taxes	279,416

Income before equity in net income of affiliates and minority interests	429,977

Equity in net income of affiliates, net of applicable taxes	7,748
Minority interests	(20)

Net income	¥437,705

Other comprehensive income (loss):
Unrealized holding losses on available-for-sale securities, net of applicable taxes	(7,506)
Net revaluation of financial instruments, net of applicable taxes	(212)
Foreign currency translation adjustment, net of applicable taxes	(25,269)
Pension liability adjustment, net of applicable taxes	(475)

Comprehensive income	¥404,243

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	42,341,664

Basic and Diluted earnings per share (yen)	¥10,337.45

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
AND COMPREHENSIVE INCOME (UNAUDITED)
THREE MONTHS ENDED DECEMBER 31, 2008

Millions of yen
Three months ended
December 31, 2008
Operating revenues:
Wireless services	¥962,575
Equipment sales	148,401
Total operating revenues	1,110,976

Operating expenses:
Cost of services (exclusive of items shown separately below)	219,350
Cost of equipment sold (exclusive of items shown separately below)	213,174
Depreciation and amortization	233,913
Selling, general and administrative	274,700
Total operating expenses	941,137

Operating income	169,839

Other income (expense):
Interest expense	(1,168)
Interest income	628
Other, net	(20,062)
Total other income (expense)	(20,602)

Income before income taxes, equity in net income of affiliates and minority interests	149,237

Income taxes:
Current	90,889
Deferred	(30,869)
Total income taxes	60,020

Income before equity in net income of affiliates and minority interests	89,217

Equity in net income of affiliates, net of applicable taxes	1,827
Minority interests	2

Net income	¥91,046

Other comprehensive income (loss):
Unrealized holding losses on available-for-sale securities, net of applicable taxes	(1,560)
Net revaluation of financial instruments, net of applicable taxes	(53)
Foreign currency translation adjustment, net of applicable taxes	(8,599)
Pension liability adjustment, net of applicable taxes	(113)

Comprehensive income	¥80,721

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	42,212,938

Basic and Diluted earnings per share (yen)	¥2,156.83

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
NINE MONTHS ENDED DECEMBER 31, 2008

Millions of yen
Nine months ended
December 31, 2008
Cash flows from operating activities:
Net income	¥437,705
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	582,300
Deferred taxes	(40,578)
Loss on sale or disposal of property, plant and equipment	24,667
Other than temporary impairment of marketable securities and other investments	28,648
Equity in net income of affiliates	(13,009)
Minority interests	20
Changes in assets and liabilities:
(Increase) in accounts receivable	(301,659)
(Decrease) in allowance for doubtful accounts	(1,408)
(Increase) in inventories	(20,963)
(Increase) in prepaid expenses and other current assets	(18,307)
(Increase) in installment receivables for handsets (non-current)	(51,091)
(Decrease) in accounts payable, trade	(31,163)
(Decrease) in accrued income taxes	(31,350)
(Decrease) in other current liabilities	(6,440)
Increase in liability for employees’ retirement benefits	6,845
Increase in other long-term liabilities	51,969
Other, net	11,941

Net cash provided by operating activities	628,127

Cash flows from investing activities:
Purchases of property, plant and equipment	(415,247)
Purchases of intangible and other assets	(176,659)
Purchases of non-current investments	(50,212)
Proceeds from sale of non-current investments	568
Purchases of short-term investments	(30,736)
Redemption of short-term investments	4,593
Proceeds from redemption of long-term bailment for consumption to a related party	50,000
Other, net	(7,270)

Net cash used in investing activities	(624,963)

Cash flows from financing activities:
Proceeds from long-term debt	179,913
Repayment of long-term debt	(77,441)
Proceeds from short-term borrowings	62,074
Repayment of short-term borrowings	(1,958)
Principal payments under capital lease obligations	(2,098)
Payments to acquire treasury stock	(101,846)
Dividends paid	(203,839)
Other, net	(3)

Net cash used in financing activities	(145,198)

Effect of exchange rate changes on cash and cash equivalents	(3,740)

Net (decrease) in cash and cash equivalents	(145,774)

Cash and cash equivalents at beginning of period	646,905

Cash and cash equivalents at end of period	¥501,131

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥21,430
Cash paid during the period for:
Interest, net of amount capitalized	3,035
Income taxes	380,352
See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1. Basis of Presentation:
The accompanying quarterly consolidated financial statements of NTT DoCoMo, Inc. and its subsidiaries (the “Company” or “DOCOMO”) were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.
2. Summary of significant accounting and reporting policies:
(1) Adoption of a new accounting standard—
Fair Value Measurements
Effective April 1, 2008, DOCOMO adopted Financial Accounting Standards Board (“FASB”) Statement (“SFAS”) No. 157 “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Although the definition of fair value retains the exchange price notion in earlier definitions of fair value, SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market and emphasizes that fair value is a market-based measurement, rather than an entity-specific measurement. SFAS No. 157 also expands disclosures about the use of fair value to measure assets and liabilities subsequent to initial recognition through fair value hierarchy as a framework for measurement. The initial adoption of SFAS No. 157 did not have a material impact on DOCOMO’s results of operations and financial position. The disclosure required by SFAS No. 157 was omitted.
(2) Change in Accounting Estimate —
Effective October 1, 2008, DOCOMO decreased the estimated useful lives of our long lived assets related to our 2G mova mobile phone services. This change in accounting estimate was due to the scheduled termination of mova services on March 31, 2012. As mova subscribers have been steadily migrating to DOCOMO’s 3G service, FOMA, the Company has decided to discontinue mova services and concentrate on FOMA services. The change resulted in a decrease of ¥46,842 million in “Income before income taxes, equity in net income of affiliates and minority interests”, ¥27,684 million in “Net income” and ¥655.82 in “Basic and Diluted earnings per share” in the accompanying consolidated statement of income and comprehensive income for the three months ended December 31, 2008, in accordance with SFAS No. 154,“Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (APB) Opinion No. 20 and FASB Statement No. 3”. Prior periods have not been adjusted for this change.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
3. Shareholders’ equity:
Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the Articles of Incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.
In the general meeting of shareholders held on June 20, 2008, the shareholders approved cash dividends of ¥102,307 million or ¥2,400 per share, payable to shareholders of record as of March 31, 2008, which were declared by the board of directors on April 25, 2008. The source of dividends was “Retained Earnings”. DOCOMO started to pay the dividends on June 23, 2008.
On October 31, 2008, the board of directors declared cash dividends of ¥101,532 million or ¥2,400 per share, payable to shareholders of record as of September 30, 2008. The source of dividends was “Retained Earnings”. DOCOMO started to pay the dividends on November 21, 2008.
Issued shares and Treasury stock —
The changes in the number of issued shares and treasury stock for the nine months ended December 31, 2008 are summarized as follows, where fractional shares are rounded off:

	Number of issued	Number of treasury
	shares	stock
As of March 31, 2008	44,870,000	2,242,073

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	311,322
Acquisition of treasury stock at the request of dissenting shareholders against the merger	—	11,711
Acquisition of fractional shares	—	4

As of September 30, 2008	44,870,000	2,565,110

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	306,189

As of December 31, 2008	44,870,000	2,871,299

DOCOMO has not issued shares other than shares of its common stock.
In the general meeting of shareholders held on June 20, 2008, the shareholders approved a stock repurchase plan under which DOCOMO could repurchase up to 900,000 shares at an aggregate amount not to exceed ¥150,000 million during the year started June 21, 2008 in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.
DOCOMO acquired treasury stock at the request of dissenting shareholders, made pursuant to paragraph (1) of Article 797 of the Corporate Law of Japan, against the merger under which our regional subsidiaries were dissolved and merged into the Company as of July 1, 2008.
Effective August 1, 2008, we abolished the fractional share system.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
Aggregate number and price of shares repurchased for the nine months and three months ended December 31, 2008 were as follows:

Share/Millions of yen
	Nine months ended	Three months ended
	December 31, 2008	December 31, 2008
Aggregate number of shares repurchased	629,226 shares	306,189 shares
Aggregate price of shares repurchased	¥101,846	¥49,997
Per share data —
Per share data is summarized as follows:

	Yen
	Nine months ended	Three months ended
	December 31, 2008	December 31, 2008

Basic and Diluted earnings per share	¥10,337.45	¥2,156.83

	Yen
	December 31, 2008	March 31, 2008

Shareholders’ equity per share	¥104,171.17	¥100,321.46
4. Segment reporting:
From a resource allocation perspective, DOCOMO views itself as having two business segments. The mobile phone business segment includes FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The miscellaneous businesses segment includes high-speed internet connection and video-clip casting services for hotel facilities, advertisement services, development, sales and maintenance of IT systems, credit services and other miscellaneous services, which in the aggregate are not significant in amount. DOCOMO terminated its PHS services on January 7, 2008.
DOCOMO identifies its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DOCOMO’s management monitors and evaluates the performance of its segments based on the information that follows as derived from the Company’s management reports. Segment information is prepared in accordance with U.S. GAAP.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
Segment information for the three months and nine months ended December 31, 2008 was as follows:

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
December 31, 2008	business	businesses	Consolidated
Operating revenues	¥1,095,723	¥15,253	¥1,110,976
Operating expenses	920,388	20,749	941,137

Operating income (loss)	¥175,335	¥(5,496)	¥169,839

	Millions of yen
Nine months ended	Mobile phone	Miscellaneous
December 31, 2008	business	businesses	Consolidated
Operating revenues	¥3,332,214	¥46,546	¥3,378,760
Operating expenses	2,569,306	62,669	2,631,975

Operating income (loss)	¥762,908	¥(16,123)	¥746,785

DOCOMO does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.
5. Contingencies:
Litigation —
As of December 31, 2008, DOCOMO had no litigation or claims outstanding, pending or threatened against which in the opinion of management would have a materially adverse effect on its results of operations or financial position.
Guarantees —
DOCOMO applied FASB Interpretation (“FIN”) No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that if a company issues or modifies a guarantee, the company must recognize an initial liability for the fair value of the obligations it has undertaken and must disclose that information in its financial statements.
DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners. While most of the guarantees provided for subscribers relate to product defects of cellular phone handsets sold by DOCOMO, DOCOMO is provided with similar guarantees by the handset vendors. Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications is remote and the amount of payments that could be claimed against DOCOMO is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations as of December 31, 2008.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
6. Derivative financial instruments:
As of December 31, 2008, derivative financial instruments held for foreign exchange risk management purpose are considered both as important to our operations and having changed significantly compared to the amounts as of March 31, 2008. Financial instruments which are designated as hedges are excluded.
The contract amounts of the derivative financial instruments as of December 31, 2008 and March 31, 2008 were as follows:

	Millions of yen
	December 31, 2008	March 31, 2008
Foreign exchange risk management
Non-deliverable forward contracts	¥244,114	—
Foreign exchange forward contracts	922	¥4,731

Total	¥245,036	¥4,731

On November 12, 2008, DOCOMO entered into an agreement with Tata Sons Limited, the prime promoter for Tata companies, and Tata Teleservices Limited (TTSL), under which DOCOMO will acquire 26 percent of TTSL’s common shares for approximately 130.7 billion Indian rupees. DOCOMO entered into non-deliverable forward contracts to manage foreign exchange risks associated with this investment.
The gains or losses of the derivative financial instruments for the nine months and three months ended December 31, 2008, recorded as “Other, net” in “Other income (expense)” in the accompanying consolidated statements of income and comprehensive income, were as follows:

	Millions of yen
	Nine months ended	Three months ended
	December 31, 2008	December 31, 2008
Foreign exchange risk management
Non-deliverable forward contracts	¥(13,975)	¥(13,975)
Foreign exchange forward contracts	6	6

Total	¥(13,969)	¥(13,969)

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
The locations and carrying amounts of the derivative financial instruments as of December 31, 2008 and March 31, 2008, recorded in the accompanying consolidated balance sheets, were as follows:

Millions of yen
			December 31, 2008	March 31, 2008
Assets derivatives
Foreign exchange risk management
	Instruments	Locations
	Non-deliverable	“Prepaid expenses and
	forward contracts	other current assets”	—	—
	Foreign exchange	“Prepaid expenses and
	forward contracts	other current assets”	¥6	—

Total			¥6	—

			Millions of yen
			December 31, 2008	March 31, 2008
Liability derivatives
Foreign exchange risk management
	Instruments	Locations
	Non-deliverable
	forward contracts	“Other current liabilities”	¥13,975	—
	Foreign exchange
	forward contracts	“Other current liabilities”	—	¥16

Total			¥13,975	¥16

Our carrying amounts of the derivative financial instruments are equal to the fair values. The fair values were obtained from counterparty financial institutions and represent the amount that DOCOMO could have settled with counterparties to terminate the transactions as of December 31, 2008 and March 31, 2008.
7. Subsequent event:
There was no significant subsequent event to be disclosed.